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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2005	Commission File Number: 333-124186

HUDSON BAY MINING & SMELTING CO., LIMITED
(Name of Registrant)

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba
Canada R3B 3L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

HudBay Minerals Inc.'s Interim Consolidated Financial Statements and the notes thereto for the Period Ended June 30, 2005 and Interim Management Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended June 30, 2005 (Exhibit 99.1 and 99.2, respectively, of this Form 6-K), furnished to the Commission on August 10, 2005, are incorporated by reference into the Registrant's registration statement on Form F-10 (No. 333-124186).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON BAY MINING & SMELTING CO., LIMITED

Date: August 10, 2005	By:	/s/ Brian Donald Gordon
Name: Brian Donald Gordon
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	HudBay Minerals Inc. Interim Consolidated Financial Statements for the Period Ended June 30, 2005
99.2	HudBay Minerals Inc. Interim Management Discussion and Analysis of Results of Operations and Financial Condition — Three Months Ended June 30, 2005
99.3	HudBay Minerals Announces Second Quarter 2005 Results

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX